

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2011

Mr. J. Daniel Speight
Chief Financial Officer
State Bank Financial Corporation
415 East Paces Ferry Road, North East
Suite 200
Atlanta, Georgia 30305

> **Re: State Bank Financial Corporation**
> **Amendment Nos. 3 and 4 to Form 10-12G**
> **Filed December 27, 2010 and January 26, 2011**
> **File No. 000-54056**

Dear Mr. Speight:

We have reviewed your response letter dated January 26, 2011 and amended registration statements dated December 27, 2010 and January 26, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   In future amendments, please be sure to amend your Form 10 to include all items required to be in the filing, not merely those sections that have been amended.

2.   We note your response to prior comment 3, in our comment letter dated December 28, 2010. The staff may have further comments once the Form 10 is amended to include the information required by SAB Topic 1:K as it relates to the acquisition of United Americas.

Item 1. Business

United Americas Bank, N.A., page 6

3. Please quantify and provide a breakdown of the assets and liabilities you acquired pursuant to the purchase and assumption agreement with a loss share arrangement with the FDIC, as receiver of United Americas Bank, N.A., Atlanta, Georgia, dated as of December 17, 2010, as you have done for the other purchase and assumption agreements described above.

Item 3. Properties, page 78

4. Revise the last paragraph on page 78 to discuss your current intention with respect to the Marietta, Georgia branch office location of NorthWest Bank and Trust and certain branch office locations of United Americas Bank, which you state that you have the opportunity to purchase and/or assume.

Item 6. Executive Compensation

Summary Compensation, page 88

5. We note your response to prior comment 11, in our comment letter dated December 28, 2010. Please tell us whether any of the additional 52 employees that you have mentioned, each of whose salary exceeds $100,000, serves as a vice president in charge of a principal business unit, division or function (such as sales, administration or finance). If so, please revise your disclosure as appropriate. Refer to Item 402(a)(3) of Regulation S-K (persons covered by Item 402) and Exchange Act Rule 3b-7 (definition of "executive officer").

Item 15. Financial Statements and Exhibits, page 103

Exhibits

6. It appears that certain schedules and/or exhibits have not been included in exhibits 2.1, 2.2, 2.3, 2.5 and 2.6. Please refile each of these exhibits in its entirety.

You may contact William Schroeder, staff accountant, at (202) 551-3294 or Marc Thomas, senior accountant, at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, attorney-advisor, at (202) 551-3552 or me at (202) 551-3436 with any other questions.

Sincerely,

Gregory Dundas
Senior Counsel

cc.   (facsimile only)
        Mr. J. Brennan Ryan, Esq.
        Nelson Mullins Riley & Scarborough LLP
        (404) 322-6050